82-4931

07020075

RECEIVED
2007 JAN -3 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q-GOLD RESOURCES LTD.

SUPPL

Consolidated Financial Statements

September 30, 2006

PROCESSED
JAN 0 5 2007
THOMSON FINANCIAL

dw 1/4

NOTICE OF NO AUDITOR REVIEW OF INTERIM FINANCIAL STATEMENTS

Under National Instrument 51-102, Part 4, subsection 4.3(3)(a) if an auditor has not performed a review of the interim financial statements, they must accompanied by a notice indicating that the financial statements have not been reviewed by an auditor.

The accompanying unaudited interim consolidated financial statements of the Corporation have been prepared by management and approved by the Board of Directors of the Corporation.

The Corporation's independent auditors have not performed a review of these consolidated financial statements in accordance with the standards established by the Canadian Institute of Chartered Accountants for a review of interim financial statements by an entity's auditors.

Q-GOLD RESOURCES LTD.

CONSOLIDATED BALANCE SHEETS
SEPTEMBER 30, 2006
(Unaudited - Prepared by Management)

	September 30 2006	December 31 2005
ASSETS		
Current assets		
Cash and term deposits	$ 615,822	$ 7,704
Goods and Services Tax (GST) Receivable	22,876	12,853
Prepaid Expenses	4,686	4,415
Current portion of amounts receivable from directors and officers (Note 3)	8,575	8,385
	651,959	33,357
Property Plant and Equipment (Note 5)	13,702	16,171
Amounts receivable from directors and officers (Note 3)	89,483	95,936
	$ 755,144	**$ 145,464**
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 800	$ 52,809
Interest payable on loans (Note 6)	-	340
Loans Payable (Note 6)	-	16,339
	800	69,488
Share capital (Issued 23,156,489 shares) (Note 7)	8,038,416	6,276,997
Deficit	(7,284,071)	(6,201,021)
	754,345	75,976
	$ 755,144	**$ 145,464**

ON BEHALF OF THE BOARD OF DIRECTORS:

"John A. Bolen"
John A. Bolen, Director

"J. Bruce Carruthers II"
J. Bruce Carruthers II, Director

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF INCOME AND RETAINED EARNINGS

(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
REVENUE				
Interest income	$ 3,705	$ 2,610	$ 6,591	$ 4,282
	3,705	2,610	6,591	4,282
EXPENSE				
Accounting	$ 1,930	$ 2,400	$ 14,438	$ 24,420
Amortization	1,112	1,396	3,446	1,529
Compliance agency fees	6,022	23,960	36,564	38,652
Consulting fees (Note 8)	11,250	-	46,500	-
Financing fees	(45)	1,146	8,835	9,852
Mine Centre, Ontario mineral exploration properties (Note 4)	258,704	163,203	728,465	185,241
Insurance	1,333	354	2,436	1,151
Interest	(11)	9,341	2,691	22,722
Legal Fees	2,867	61,959	21,363	61,959
Management fees (Note 8)	30,286	12,788	89,483	27,788
Miscellaneous expenses	(3,537)	47	61	269
Office	13,466	13,103	45,040	38,557
Professional/ Geological services	6,767	10,701	17,598	22,892
Promotion and investor relations	18,342	2,313	39,467	2,698
Taxes	23,364	9,008	23,637	9,008
Travel	3,273	6,707	11,940	13,978
	375,123	318,427	1,091,964	460,717
INCOME (LOSS) BEFORE FOREIGN EXCHANGE & EXTRAORDINARY ITEMS	(371,419)	(315,817)	(1,085,374)	(456,435)
FOREIGN EXCHANGE GAIN (LOSS)	22,587	(115,300)	2,324	(113,194)
GAIN ON DEBT SETTLEMENT (Note 9)	-	400,866		400,866
NET INCOME FOR THE PERIOD	**(348,832)**	**(30,251)**	**(1,083,050)**	**(168,763)**
DEFICIT, BEGINNING OF PERIOD	(6,935,239)	(6,036,172)	(6,201,021)	(5,897,660)
DEFICIT, END OF PERIOD	$ (7,284,071)	$ (6,066,423)	$ (7,284,071)	$ (6,066,423)
NET INCOME (LOSS) PER SHARE	$ (0.02)	$ (0.00)	$ (0.06)	$ (0.01)

Q-GOLD RESOURCES LTD.

CONSOLIDATED STATEMENT OF CASH FLOW
(Unaudited - Prepared by Management)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	**2005**	**2006**	**2005**
Cash was provided by (used for)				
Operating activities				
Net Income (Loss) for the period	$ (348,832)	$ (30,251)	$ (1,083,050)	$ (168,763)
Items not requiring cash				
Amortization of capital assets	1,112	1,396	3,446	1,529
Acquisition of Mineral Properties in a non-cash transaction (Note 4)	-	-	100,000	-
Gain on debt settlement	-	(400,866)	-	(400,866)
Unrealized foreign exchange gain	987	78,429	13,421	100,461
	(346,733)	(351,292)	(966,183)	(467,639)
Changes in non-cash working capital items	(75,525)	(56,368)	(62,644)	(63,979)
	(422,258)	(407,659)	(1,028,827)	(531,617)
Investing activities				
Amounts receivable from directors and officers	2,098	2,151	6,263	3,318
Purchase of capital assets	(988)	(17,825)	(988)	(17,825)
	1,110	(15,674)	5,275	(14,507)
Financing activities				
Proceeds (Repayment) from short term loans	-	(231,798)	(16,339)	(129,422)
Net Proceeds from equity financing(s)	-	792,300	1,648,009	792,300
	-	560,502	1,631,670	662,878
Change in cash (Decrease)	(421,148)	137,169	608,118	116,754
Cash, beginning of period	1,036,970	14,052	7,704	34,467
Cash, end of period	$ 615,822	$ 151,221	$ 615,822	$ 151,221

1 GOING CONCERN

These consolidated financial statements have been prepared in accordance with Canadian general accepted accounting principles applicable to a going concern. Accordingly, they do not give effect to adjustments that would be necessary should the Company be unable to continue as a going concern and therefore realize its assets and liquidate its liabilities and commitments in other than the normal course of business and at amounts different from those in the accompanying consolidated financial statements.

At September 30, 2006 the Company had accumulated losses amounting to $7,284,071. The ability of the Company to continue as a going concern is dependent upon additional equity financing to meet working capital requirements.

2 SIGNIFICANT ACCOUNTING POLICIES

Incorporation

The Company was originally incorporated under the name Solana Petroleum Corp. under the Business Corporations Act (Alberta) on March 25, 1998. The private company restrictions were removed by Certificate of Amendment dated April 6, 1998. As part of its restructuring, the Company changed its name on January 21, 2004 to **Q-Gold Resources Ltd.**

Consolidation

These consolidated financial statements include the accounts of the Company and its wholly owned Ontario subsidiary, Q-Gold (Ontario) Ltd., and its wholly owned Cayman Islands subsidiary, Solana Petroleum Holdings Limited.

Property, plant and equipment

Property, plant and equipment are stated at cost and are amortized over their estimated useful lives using the declining balance method at an annual rate of 30%.

Mineral Properties

Exploration costs and mineral properties maintenance costs incurred to the date of establishing that a property has reserves, which have the potential of being economically recoverable, are charged against earnings. Further costs are deferred once economically recoverable reserves have been determined and, upon reaching commercial production, amortized over periods not exceeding the life of the producing mine and property.

Future income taxes

The Company follows the liability method of accounting for the tax effect of temporary differences between the carrying amount in the financial statements of the Company's assets and liabilities and their carrying amount for income tax purposes. Temporary differences arise when the realization of an asset or the settlement of a liability would give rise to either an increase or decrease in the Company's income taxes payable for the year or later period. Future income tax liabilities or income tax recoveries are recorded at the income tax rates which are expected to apply when the future tax asset or liability is settled or realized. Valuation allowances are established when necessary to reduce future income tax assets to the amount expected to be realized.

Earnings per share

In 2001, the Company retroactively adopted the Canadian Institute of Chartered Accountants earnings per share standard. The new standard relates to the computation, presentation and disclosure of per share amounts. Under the new standard, the treasury stock method is used instead of the imputed earnings method to determine the dilutive effect of stock options and warrants. Effectively, only "in the money" stock options and warrants impact the diluted calculations. Adoption of the new standard has no effect on the resulting diluted earnings per share amounts for 2006 and 2005.

Basic earnings per share are calculated by dividing the weighted average number of the aggregate outstanding shares during the period into net earnings attributable to the shareholders. Weighted average shares outstanding for the nine month period ended September 30, 2006 were 19,230,570 (2005 – 2,218,446). Diluted weighted average shares for the nine month period ended September 30, 2006 were 27,874,831 (2005 – 2,812,779). On December 22, 2003, the Company's shareholders approved a share consolidation of one new share for nine old shares basis (17,225,900/9 = 1,913,989). On June 1, 2005, the TSX Venture Exchange (the "Exchange") issued a Bulletin confirming this share consolidation.

Stock options

The Company does not record compensation expense in respect of stock options granted to its directors, officers and employees. The consideration paid by holders of the options upon exercise is credited to share capital.

Financial instruments

The Company's financial instruments at September 30, 2006 and December 31, 2005 are comprised of cash, deposits, accounts receivable, accounts payable and accrued liabilities. The fair value of these financial instruments approximates their carrying values.

Measurement of uncertainty

The preparation of financial statements in conformity with Canadian generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reported period. Actual results could differ from those estimates.

3 AMOUNTS RECEIVABLE FROM DIRECTORS AND OFFICERS

Amounts previously paid to directors and officers were determined to be in excess of amounts allowable as a result of the Company's shares being designated as inactive for trading purposes on September 25, 2001. These amounts were considered repayable to the Company. On March 1, 2003, the Company received promissory notes from Hexagon Resources, Inc., of which Q-Gold's President and Chief Executive Officer J. Bruce Carruthers II is a director, officer and shareholder and Vice President and Chief Financial Officer Eric A. Gavin in the amount of $105,840 and $16,447 respectively. The promissory notes have an interest rate of 3% and are due March 1, 2008. Monthly principal and interest payments total $750 and $200 respectively.

4 MINERAL PROPERTIES

On April 18, 2003, the Company executed an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's mining interests in leases, claims and options in Northwestern Ontario near Mine Centre, in the Kenora and Thunder Bay Mining Divisions (the "Mining Properties"), including both the historic Foley and Golden Star gold mines, which combined produced over 16,000 ounces of gold in the 1890s and 1930s.

Under the terms of the Hexagon Gold agreement, Q-Gold acquired the Mining Properties through the issuance of 5,000,000 post-consolidation common shares to Hexagon Gold. The shareholders approved this transaction at a shareholders' meeting held on December 23, 2003. The acquisition was deemed a reverse take over transaction by the Exchange. Hexagon Gold is a private company based in Fort Frances, Ontario and beneficially owned by J. Bruce Carruthers II and John A. Bolen, two current directors of Q-Gold. Final approval was received from the Exchange for the reverse take over transaction, the acquisition of the Mining Properties and the issuance of shares to Hexagon Gold in September of 2005. The option was formally exercised on October 4, 2005.

Pursuant to the terms of the Hexagon Gold agreement, Q-Gold completed the purchase of 640 acres of Crown Mining Leases near Mine Centre, Ontario, including the historic Foley Gold Mine by making a $2,500 cash payment, issuing 250,000 common shares and granting a Net Smelter Return ("NSR") of two percent (2.0%) on all metals production form the property to the owners. In February of 2006, the Company finalized the purchase and sale agreement completing the acquisition

Also, pursuant to the terms of the Hexagon Gold agreement, the Company reached an agreement with the owners of the "Cousineau Tract" in March of 2006, whereby the Company issued 375,000 common shares valued at $75,000 ($0.20/share) and granted a 2.5% NSR to the owners in return for a 100% interest in the Tract. This tract consists of 5,840 contiguous acres of prospective gold and base metals mining claims and is located near Mine Centre, Ontario.

On June 5, 2006, the Exchange accepted for filing a purchase and sale agreement whereby the Company purchased an additional 320 acres of prospective gold and base metals mining claims near Mine Centre, Ontario. The block of eight 40-acre claims is contiguous on its western border to the Company's existing holdings on the southeastern shore of Bad Vermilion Lake. This transaction was a non-arm's length transaction as these claims were owned by two private parties including John (Jack) A. Bolen, a director of the Company. Under the terms of the agreement the Company issued 100,000 common shares valued at $25,000 ($0.25/share) and granted a 2.5% NSR to the property owners in return for a 100% interest in the claims.

5 PROPERTY, PLANT AND EQUIPMENT

			Sept. 30, 2006	Dec. 31 2005
	Cost $	Accumulated amortization $	Net $	Net $
Office equipment	889	641	248	315
Computer equipment	7,322	5,939	1,383	604
Automobile (Field Truck)	17,825	5,754	12,071	15,252
	26,036	**12,334**	**13,702**	**16,171**

6 LOANS PAYABLE

a) During 2005, the Company issued promissory notes totaling US$ 14,014 to various lenders at a rate of 7.5% per annum. These notes were retired by the Company on May 1, 2006.

b) In the first three months of 2006, the Company issued promissory notes totaling $ 100,137 to various lenders at a rate of 10% per annum to fund its working capital obligations. These notes were retired by the Company on May 1, 2006.

7 SHARE CAPITAL

Authorized

Unlimited number of first preferred shares
Unlimited number of second preferred shares
Unlimited number of common shares

The first and second preferred shares may each be issued in one or more series and the directors are authorized to fix, before issuance, the number of shares in and the designation, rights, privileges, restrictions and conditions attaching to the shares of each series.

Issued and outstanding

	Number of Shares	Amount $
Balance as at December 31, 2005	13,906,489	6,276,997
Shares Issued during the Period	9,250,000	2,021,800
Less Share issue costs	-0-	260,381
Balance as at September 30, 2006	**23,156,489**	**8,038,416**

On April 25, 2006, the Corporation issued 375,000 common shares in connection with the acquisition of the "Cousineau Tract", as described in Note 4 above.

On June 5, 2006, the Corporation issued 100,000 common shares in connection with the acquisition of 320 acres of mining claims near Mine Centre, Ontario, as described in Note 4 above.

In April of 2006, the Corporation received gross proceeds of $881,000 from a private placement financing ("PP Financing") completed by Canaccord Capital Corporation (the "Agent"). The PP Financing consisted of the issuance of 4,405,000 common shares of the Corporation at a price of $0.20 each and 4,405,000 share purchase warrants exercisable at $0.26 each, expiring on April 27, 2008. The Agent also received warrants to purchase 440,500 Units ("PP Units") of the Corporation at a price of $0.20 each. Each PP Unit expires on April 27, 2008 and consists of one common share and one common share purchase warrant at $0.26. The Corporation also issued a Corporate Finance Fee to the Agent consisting of 200,000 common shares and 200,000 common share purchase warrants exercisable at $0.26, expiring on April 27, 2008.

Also, in April of 2006, the Agent completed a Short Form Offering Document financing ("SFOD Financing") for the Corporation resulting in gross proceeds of $1,000,800. In connection with the SFOD Financing, the Corporation issued 4,170,000 flow-through shares at a price of $0.24 each and 2,085,000 share purchase warrants exercisable at $0.30, expiring on April 27, 2008. The Agent also received warrants to purchase 417,000 Units ("SFOD Units") of the Corporation at a price of $0.20 each. Each SFOD Unit consists of one common share and one common share purchase warrant exercisable at $0.30, expiring on April 27, 2008.

Stock options

The Company has established a stock option plan for the benefit of directors, officers, employees and consultants of the Company. At September 30, 2006, 1,970,000 (2005 – 1,350,000) options had been granted under the following terms:

Number of Shares	Option price $	Expiry date
1,300,000	0.20	September 27, 2010
520,000	0.26	April 28, 2011
150,000	0.25	June 1, 2011

8 RELATED PARTY TRANSACTIONS

In October of 2005, the Company exercised an Option Agreement with Hexagon Gold, in a related party transaction, to acquire all of Hexagon Gold's interests the Mining Properties as described in Note 4, above.

The Company has entered into agreements whereby two officers were paid approximately $89,843 (2005 - $27,788) for management fees and one director was paid $45,500 (2005 - nil) for consulting fees during the nine month period ending September 30, 2006.

The Company loaned funds totaling $121,000 to Hexagon Gold with an interest rate of 6% per annum, payable on or before November 15, 2005. The funds loaned to Hexagon Gold were for the purpose of maintaining the gold claims and leases (the Properties) and initiating and conducting exploration operations on the Properties in conjunction with the reverse take over of Q-Gold by Hexagon Gold. The expenditures were classified as mining properties expense as per the Company's accounting policy. Subsequent to Exchange approval of the reverse take over and the transfer of ownership in the Properties to Q-Gold Resources Ltd. in September of 2005, this promissory note was forgiven.

In May of 2006, the Company entered into a non-arm's length transaction to acquire certain mineral claims from John (Jack) A. Bolen, a director of the Company, as described in Note 4, above.

9 DEBT SETTLEMENT

In 2004, the corporation reached an agreement with debt holders to exchange US$ 368,750 in long term debt for 255,000 shares of Q-Gold Resources Ltd. The Corporation issued these shares in September 2005, completing the transaction and eliminating this long-term debt from the Corporation's Balance Sheet.

82-4931

Modified Form 52-109F2
Certification of Interim Filings

I, Eric A. Gavin, Chief Financial Officer of Q-Gold Resources Ltd., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 29, 2006

E.A.G.

Eric A. Gavin
Chief Financial Officer

82-4931

RECEIVED
2007 JAN -3 P 12:23
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Modified Form 52-109F2
Certification of Interim Filings

I, **J. Bruce Carruthers II, Chief Executive Officer of Q-Gold Resources Ltd.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of **Q-Gold Resources Ltd.**, (the issuer) for the interim period ending **September 30, 2006**;

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings; and

4. The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures for the issuer, and we have designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared.

Date: November 29, 2006

J. Bruce Carruthers II
Chief Executive Officer

Q-GOLD RESOURCES LTD.

MANAGEMENT'S DISCUSSION AND ANALYSIS

INTERIM REPORT FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2006 DATED NOVEMBER 29, 2006

GENERAL

The following Management's Discussion and Analysis ("MD&A") should be read in conjunction with the unaudited Consolidated Financial Statements for the nine months ended September 30, 2006 of Q-Gold Resources Ltd. ("Q-Gold" or the "Corporation") and the notes thereto.

This MD&A was prepared in conformity with National Instrument 51-102F1 and has been approved by the Corporation's Board of Directors prior to release. Under this Instrument, the Corporation is defined as a "Venture Issuer".

OVERALL PERFORMANCE

The Corporation's principal activities involve the exploration of its 26,840 acres of mineral claims and Crown Leases in the Archean Greenstone Belt of Northwestern Ontario in the historic gold mining camp at Mine Centre (the "Properties"). The past producing Foley and Golden Star Mines, which combined produced over 16,000 ounces in the 1890s and 1930s are located on the Properties.

In April 2006, the Corporation completed a $1,881,800 financing with Canaccord Capital Corporation to fund Phase II of its Exploration Work Program on the Properties. [Phase I concluded in 2005 and consisted of core drilling, stripping, and sampling of five large surface veins in the Foley Mine Complex.]

The Corporation commenced Phase II of its Exploration Work Program in May of this year. The summer portion of this Phase consisted of a ground geophysical survey of known anomalies followed by a diamond drilling program targeting the anomalies. Initial results of this phase were discussed in a press release issued by the Corporation on August 18, 2006.

Phase II included a 1,510 line-kilometer helicopter EM/Mag geophysical survey on the Properties completed by Fugro Airborne Services Corp. Subsequently, the Corporation engaged Condor Consultants Inc., recognized experts in the field of airborne electromagnetics, to interpret the Fugro data. In November, the Corporation received Condor's final report and is preparing to conduct ground geophysical (Induced Polarization) surveys this winter on the highest priority anomalies, and which will be targeted in an upcoming drilling program.

In September, the Corporation initiated a 3,000 metre trenching program on the gold/quartz vein complexes of the historic Foley and Golden Star Mines at Mine Centre. Initial trenching results from this program returned weighted average assay results of 14.78 grams/tonne (g/t) gold, and 13.09 g/t silver over a total strike length of 89.8 metres (on the Lucky Joe Vein only), and were disclosed in a press release dated November 16, 2006. This program is ongoing and, weather permitting, should conclude in December.

The Corporation has contracted Northwest Mineral Development Services of Kenora, Ontario, to prepare a pre-feasibility report to study the possible reactivation of the Corporation's 100% owned Foley Gold Mine. The final report will allow the Corporation to assess the merits of pursuing the reactivation of the Mine. The Corporation has not yet received the final report. In the interim, Q-Gold has also contracted the services of

RW Environmental Services of Red Lake, Ontario to begin the permitting process to dewater and re-enter the Foley Mine to conduct underground exploration in the old mine workings.

The Corporation remains optimistic about the outlook for gold prices through 2006-2007 and looks forward to continuing an active exploration program on the Properties through that period.

RESULTS OF OPERATIONS

The Corporation is an exploratory-stage mining company and therefore has not yet received any revenues or profits from operations and does not expect to receive any substantial income from the Properties in the near future. Results from exploration activities, coupled with the price of gold, will materially affect any future development plans for the Properties.

SUMMARY OF QUARTERLY RESULTS

The following table shows financial results from the Corporation's eight most recently completed quarters:

	2006			2005				2004
	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.	3rd Qtr.	2nd Qtr.	1st Qtr.	4th Qtr.
Total Revenues	$ 3,705	$ 2,114	$ 772	$ 1,772	$ 2,610	$ 10	$ 1,662	($ 1,909)
Income (Loss) before discontinued operations & extraordinary items	(371,419)	(620,783)	(93,171)	(166,539)	(315,817)	(91,512)	(49,106)	(175,567)
Income (Loss) per Share	(0.02)	(0.03)	(0.01)	(0.04)	(0.02)	(0.05)	(0.00)	(0.01)
Income (Loss) per diluted share	(0.01)	(0.02)	(0.00)	(0.02)	(0.01)	(0.05)	(0.00)	(0.01)
Net Income (Loss)	(348,832)	(644,756)	(89,462)	(119,598)	(30,251)	(90,219)	(48,293)	(138,697)
Net Income (Loss) per Share	(0.02)	(0.03)	(0.01)	(0.03)	(0.00)	(0.05)	(0.00)	(0.01)
Net Income (Loss) per diluted share	(0.01)	(0.02)	(0.00)	(0.02)	(0.00)	(0.05)	(0.00)	(0.01)

FINANCIAL CONDITION

For the three months ending September 30, 2006, Q-Gold reported (prior to extraordinary items) a loss of $371,419 ($0.02 per share) versus a loss of $315,817 ($0.02) in the same period of 2005. Expenditures during the period were mainly attributed to the ongoing Phase II of the Exploration Work Program discussed above.

Until Q-Gold can establish economically recoverable reserves and initiate mineral production on the Properties, the outlook for both cash flow and profit will be negative. However, in the near-term, the Corporation anticipates being able to obtain additional funds via equity financings to continue exploration activities on the Properties, as well as general corporate activities.

LIQUIDITY AND CAPITAL RESOURCES

At September 30, 2006, the Corporation had a working capital surplus of $651,159, which will be used to continue funding the ongoing Phase II of the Exploration Work Program on the Properties, and to meet the Corporation's general and administrative expenditures. Since the Corporation is a mineral exploration company without any sales to generate positive cash flow, it will need to obtain future funds via equity financings to continue exploration activities on the Properties, as well as to fund general corporate activities.

OUTSTANDING SHARE DATA

The Corporation's authorized capital consists of an unlimited number of common shares ("Common Shares") and an unlimited number of first and second preferred shares ("Preferred Shares"). A total of 23,156,489 Common Shares and no Preferred Shares were issued and outstanding and 40,732,489 shares on a fully-diluted basis as of September 30, 2006. Of the Corporation's common shares included in the issued and outstanding total above, 3,066,101 are held in escrow with Computershare Trust Company of Canada and will be released incrementally in six month intervals with the final release scheduled for September 2008.

The Corporation has granted 1,970,000 stock options outstanding to Directors, Officers, and Consultants (including Investor Relations) of the Corporation at option prices ranging from $0.20 to $0.26 per share, with expiry dates of September 27, 2010 and April 28 and June 1, 2011. As a result of financings completed in 2005 and 2006, there are warrants and options outstanding allowing the purchase of an additional 15,656,000 common shares of the Corporation.

FORWARD LOOKING STATEMENTS

Certain statements contained in the MD&A constitute forward-looking statements. Such forward-looking statements involve a number of known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Corporation to be materially different from actual future results and achievements expressed or implied by such statements. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL INFORMATION

Management has prepared the information and representations in this unaudited interim MD&A. The financial statements have been prepared in conformity with generally accepted accounting principles in Canada and, where appropriate, reflect management's best estimates and judgment. The financial information presented throughout this MD&A is consistent with the data presented in the financial statements.

Q-Gold maintains adequate systems of internal accounting and administrative controls, consistent with reasonable cost. Such systems are designed to provide reasonable assurance that relevant and reliable financial information is produced.

The Board of Directors, through its Audit Committee, is responsible for ensuring that management fulfils its responsibilities for financial reporting and internal control. The Audit Committee is composed of three directors. This Committee meets periodically with management and the external auditors to review accounting, auditing, internal control and financial reporting matters.

ADDITIONAL INFORMATION

Additional Information on Q-Gold, including Quarterly and Annual Financial Statements, an Annual Information Form, an Information Circular and the NI 43-101 Qualifying Report on the Corporation's Properties are all available on SEDAR at www.sedar.com.

82-4931

RECEIVED

2007 JAN -3 P 12: 23

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Q-GOLD RESOURCES LTD.
c/o Hexagon Resources Inc.
Bank of America Building
Suite 508, 121 East Birch Avenue
Flagstaff, Arizona 86001
Ph: (928) 779-0166/ Fax: 779-0107
www.QGoldResources.com

Q-GOLD RESOURCES LTD. ANNOUNCES ADDITIONAL GOLD AND SILVER GRADES AT MINE CENTRE

SEC 12g 3-2(b) Exemption # 82-4931

December 6, 2006

Q-Gold Resources Ltd. (TSXV: QAU; Frankfurt: QX9) announced it has now received assay results for a total of 23 surface trenches from its 2005-2006 trenching and sampling program on the Northwestern extension of the "Jumbo Vein" in the Foley Mine gold/quartz vein complex at Mine Centre in Northwestern Ontario.

The 23 trenches sampled in 2005-2006 (2005 trenching results were reported in a press release dated November 22, 2005) over a total strike-length of 295.8 metres provided weighted average results as follows in grams/ metric tonne (g/t):

Average Grade:
- Gold = 3.97 g/t
- Silver = 12.17 g/t
- Zinc = 0.265% (weight)

Average width = 0.91 metres

Based on trenching results, on surface the Jumbo Vein presents an average gold grade of almost 4 g/t over a strike length of almost 300 metres, making it a high value target for future (underground) exploration.

As part of the Foley Mine, the Jumbo Vein underwent extensive underground exploration in 1893-1900 and 1923-27, including the sinking of a shaft and winze to the 850-foot level. Historical reports and mine level plans available from archives at the Ministry of Northern Development and Mines show drifting of 1,146 feet at the 850 foot level, where the Jumbo Vein had increased in width, in places up to 16 ½ feet. Due to a financial collapse during the advent of The Great Depression, the Mine was closed in 1927 with no mining having ever occurred on the Jumbo Vein.

The Corporation also has begun the permitting process to open up the presently flooded Foley Mine to permit re-entry and underground exploration of the North Shaft area, where a total of 2.5 kilometres of drifting on seven levels was completed in the 1890's

and 1920's. These workings, to a depth of 850-feet, provided access to both the "Bonanza" and the Jumbo Vein.

Q-Gold announced that it has begun line-cutting on several of the highest priority drilling targets indicated by the recently completed Fugro DIGHEM-Airborne Survey, in preparation for follow-up Induced Polarization (IP) ground geophysical surveys. These surveys will further delineate the selected targets prior to the arrival of a drilling rig in February, recently contracted from NorthStar Drilling Ltd.

The Corporation also announced that in a solely cash transaction, it has acquired three additional Mine Centre Leasehold Patents containing high-priority drilling targets on lands adjacent to its current holdings.

Q-Gold's Mine Centre holdings now total 26,940 acres and sit in a wedge of granite/greenstone belt rocks on the southern edge of the Wabigoon Sub-province. The wedge is bounded by two large deep-seated regional faults, the Quetico and the Rainy River – Seine River. The southern Wabigoon area is the subject of extensive mineral exploration for both gold and base metals and includes Rainy River Resources and Metalcorp in addition to Q-Gold.

Richard C. Beard, P.Eng, Consulting Geologist, a Qualified Person as defined by NI 43-101, has reviewed and approved the technical disclosure contained in this press release.

For more information, please contact J. Bruce Carruthers II, President at 888-779-0166 or visit www.QGoldResources.com.

This release may contain forward looking statements implying an assessment that the resources described can be produced profitably in the future. These statements are based on current expectations that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated.